CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1400/07/LTR

18 July 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 2054[redacted]
United States of Americ

BY COURIER

SUPPL

07025469

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 9 July 2007 (*Proposed Sale of Property Unit at Cliveden At Grange*);
- 10 July 2007 (*Notification on New Subsidiary*);
- 12 July 2007 (*Notification on New Associated Company*);
- 17 July 2007 (*Announcement by Subsidiary Company, City e-Solutions Limited on the Delay in Despatch of the Major Transaction Circular (Formation of Joint Venture Company – Tune Hospitality Investments LLC*); and
- 17 July 2007 (*Scheduled date for release of the Second Quarter and Half Year 2007 Financial Results*)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	17-Jul-2007 12:56:35
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on the Delay in Despatch of the Major Transaction Circular (Formation of Joint Venture Company - Tune Hospitality Investments LLC)
Description	Please see attached announcement released by City e-Solutions Limited on 16 July 2007. This announcement shall supersede the Announcement No. 32.
Attachments:	CES170707.pdf Total size = **27K** (2048K size limit recommended)

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	17-Jul-2007 12:37:24
Announcement No.	00032

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on the Delay in Despatch of the Major Transaction Circular (Formation of Joint Venture Company - Tune Hospitality Investments LLC)
Description	Please see attached announcement released by City e-Solutions Limited on 16 July 2007.
Attachments:	Total size = **0** (2048K size limit recommended)

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

Major Transaction
Formation of Joint Venture Company - Tune Hospitality Investments LLC

Delay in despatch of the Major Transaction Circular

An application has been made to the Stock Exchange for an extension of time for the despatch of the major transaction circular relating to Tune Hospitality Investments LLC.

Reference is made to the announcement of the Company dated 26 June 2007 (the "Announcement") published on the websites of the Company and the Stock Exchange on 26 June 2007 in respect of the formation of Tune Hospitality Investments LLC as a joint venture vehicle under the Tune Hospitality Shareholders Agreement (as defined therein). Unless otherwise defined herein, terms used in this announcement shall have the same meanings as ascribed thereto in the Announcement.

Pursuant to Rule 14.38 of the Listing Rules, a major transaction circular (the "Major Transaction Circular") containing further particulars of the Tune Hospitality Investments LLC and the Tune Hospitality Shareholders Agreement, and other financial information as required by the Listing Rules should be despatched to the Shareholders not later than 16 July 2007. Since the time required for finalising the pro-forma statement of the Group for inclusion in the Major Transaction Circular has been longer than expected, the Company has applied to the Stock Exchange for an extension of time for its despatch to on or before 30 July 2007.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 16 July 2007

As at the date of this announcement, the Board comprises 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	17-Jul-2007 17:41:37
Announcement No.	00076

>> Announcement Details
The details of the announcement start here ...

Announcement Title * | Scheduled date for release of the Second Quarter and Half Year 2007 Financial Results

Description

City Developments Limited will be announcing its second quarter and half year financial results for the period ended 30 June 2007 on 14 August 2007.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date : 17 July 2007

Attachments:

Total size = **0**
(2048K size limit recommended)

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	09-Jul-2007 18:15:01
Announcement No.	00125

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Proposed Sale of Property Unit at Cliveden At Grange
Description	Please find attached the announcement relating to the above.
Attachments:	sale_of_property.pdf Total size = **19K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

PROPOSED SALE OF PROPERTY UNIT AT CLIVEDEN AT GRANGE

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that the Board has approved the proposed sale of the unit (the "Unit") in the residential development known as Cliveden At Grange to Mdm Cecilia Kok who is the spouse of Mr Kwek Leng Beng, the Chairman of the Board of Directors of CDL, an interested person of CDL pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited:

Name of Purchaser	Unit No.	Sale Price	% Discount given	Remarks
Mdm Cecilia Kok	102 Grange Road #18-03 Cliveden At Grange	$10,348,800.00 (nett after discount)	20%, being the aggregate of (a) the 18% discount offered to members of the public who purchase units in Cliveden At Grange at the time of the grant of the Option to Purchase; and (b) the 2% preferential discount offered to Directors (including their spouse and children) of the Company under the Company's Preferential Discount Scheme for the purchase of units in the Company's developments.	Spouse of Mr Kwek Leng Beng, Chairman of the Board of Directors of CDL

The Audit Committee of CDL has reviewed the terms and conditions of the proposed sale of the Unit and has approved the proposed sale. The Audit Committee is of the view that the terms of the proposed sale of the Unit is fair and reasonable and is not prejudicial to the interest of CDL and its minority shareholders.

Mr Kwek Leng Beng, being the Chairman of the Board of Directors of CDL, had abstained from the Board's review and approval of the proposed sale of the Unit.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

9 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	10-Jul-2007 17:09:58
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on New Subsidiary
Description	Please find attached the announcement relating to the above.
Attachments:	CDL_ann_100707.pdf Total size = **17K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON NEW SUBSIDIARY

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that Ascent View Holdings Pte. Ltd., a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary known as Scottsdale Properties Pte. Ltd. ("Scottsdale").

Information relating to Scottsdale is as follows:

Name of company	:	Scottsdale Properties Pte. Ltd.
Date & country of incorporation	:	2 July 2007 Singapore
Issued share capital	:	$2
Principal activity	:	Property development and investment holding

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 10 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-Jul-2007 17:11:45
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on New Associated Company
Description	Please find attached the announcement relating to the above.
Attachments:	CDLann_120707.pdf Total size = **17K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON NEW ASSOCIATED COMPANY

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that Exchange Tower Ltd., an indirect associated company of the Company, has incorporated a subsidiary known as Exchange Connection Ltd. ("ECL").

Information relating to ECL is as follows:

Name of company	:	Exchange Connection Ltd.
Date & country of incorporation	:	15 May 2007 Thailand
No. of issued shares	:	100,000 shares of Baht 10 each
Principal activity	:	Construction and related activities

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 12 July 2007

END